UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Famous Dave’s of America, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

307068106
(CUSIP Number)

August 1, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON LIONEYE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 373,539
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 373,539
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 373,539
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON LIONEYE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 653,995
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 653,995
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 653,995
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON STEPHEN RANERI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 653,995
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 653,995
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 653,995
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON ARTHUR ROSEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 653,995
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 653,995
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 653,995
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 307068106

Item 1(a).	Name of Issuer:

Famous Dave’s of America, Inc., a Minnesota corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

12701 Whitewater Drive, Suite 200, Minnetonka, Minnesota 55343.

Item 2(a).	Name of Person Filing:

This statement is filed by LionEye Master Fund Ltd, a Cayman Islands exempted company (“LionEye Master Fund”), LionEye Capital Management LLC, a Delaware limited liability company (“LionEye Capital Management”), Stephen Raneri and Arthur Rosen. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

LionEye Capital Management is the investment manager of LionEye Master Fund and of certain managed accounts (the “LionEye Capital Management Accounts”). Messrs Raneri and Rosen are each a managing member of Lioneye Capital Management. By virtue of these relationships, each of LionEye Capital Management and Messrs. Raneri and Rosen may be deemed to beneficially own the Shares (as defined below) owned by LionEye Master Fund and held in the LionEye Capital Management Accounts.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal office of LionEye Master Fund is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Caymana Bay Grand Cayman KY1-9007, Cayman Islands. The address of the principal office of each of LionEye Capital Management and Messrs. Raneri and Rosen is 152 West 57th Street, 10th Floor, New York, NY 10019.

Item 2(c).	Citizenship:

LionEye Master Fund is organized under the laws of the Cayman Islands.  LionEye Capital Management is organized under the laws of the State of Delaware.  Messrs. Raneri and Rosen are citizens of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Shares”).

Item 2(e).	CUSIP Number:

307068106

CUSIP NO. 307068106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the close of business on August 8, 2014:

(i)	LionEye Master Fund beneficially owned 373,539 Shares;

(ii)
LionEye Capital Management, as the investment manager of LionEye Master Fund and the LionEye Capital Management Accounts, may be deemed the beneficial owner of the (i) 373,539 Shares owned by LionEye Master Fund and (ii) 280,456 Shares held in the LionEye Capital Management Accounts; and

(iii)
Messrs. Raneri and Rosen, each as a managing member of LionEye Capital Management, may be deemed the beneficial owner of the (i) 373,539 Shares owned by LionEye Master Fund and (ii) 280,456 Shares held in the LionEye Capital Management Accounts.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

CUSIP NO. 307068106

(b)	Percent of class:

The following percentages are based on 7,117,652 Shares outstanding as of August 4, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2014.

As of the close of business on August 8, 2014, (i) LionEye Master Fund beneficially owned approximately 5.2% of the outstanding Shares and (ii) each of LionEye Capital Management and Messrs. Raneri and Rosen may be deemed to beneficially own approximately 9.2% of the outstanding Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

CUSIP NO. 307068106

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 307068106

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 11, 2014

LionEye Master Fund Ltd

By:	/s/ Stephen Raneri
	Name:	Stephen Raneri
	Title:	Director

LionEye Capital Management LLC

By:	/s/ Stephen Raneri
	Name:	Stephen Raneri
	Title:	Managing Member

/s/ Stephen Raneri
Stephen Raneri

/s/ Arthur Rosen
Arthur Rosen